December 10, 2024

VIA EDGAR

Mr. David Orlic

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	abrdn Global Premier Properties Fund
Registration Statement filed on Form N-2
File Nos. 333-282296 and 811-22016

Mr. Orlic and Ms. DiAngelo Fettig:

On behalf of abrdn Global Premier Properties Fund (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by Mr. Orlic in a telephone conversation with me and Katherine T. Hurley of Dechert LLP on December 5, 2024, and provided by Ms. DiAngelo Fettig in a telephone conversation with me and Brooke A. Clark of Dechert LLP on November 25, 2024, relating to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed on November 21, 2024.

For your convenience, the substance of those comments has been restated below. The Fund’s response to each comment is set out immediately under the comment. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Disclosure Comments

Comment 1: With respect to the section entitled “Control Share Statute,” please discuss the impact of the Control Share Statute upon shareholders generally.

Response: The Fund has revised the disclosure as follows (new disclosure underlined; deleted language ~~struckthrough~~):

“Control Share Statute

The Fund is subject to the control share acquisition statute (the “Control Share Statute”) contained in Subchapter III of the Delaware Statutory Trust Act (the “DSTA”), which became automatically applicable to listed closed-end funds, such as the Fund, and the Fund has not broadly exempted acquisition of control shares in its governing instrument.

The Control Share Statute provides for thresholds at which a person has the power to directly or indirectly exercise or direct the exercise of the voting power of shares in the election of trustees, above which shares are considered control shares. Whether a voting power threshold is met is determined by aggregating the holdings of the acquirer as well as those of any “associate,” as discussed below. These thresholds are:

•	10% or more, but less than 15% of all voting power;
•	15% or more, but less than 20% of all voting power;
•	20% or more, but less than 25% of all voting power;
•	25% or more, but less than 30% of all voting power;
•	30% or more, but less than a majority of all voting power; or
•	a majority or more of all voting power.

Once a shareholder reaches a threshold ~~is reached~~, such shareholder~~an acquirer~~ has no voting rights under the DSTA with respect to shares acquired in excess of that threshold (i.e., the “control shares”) unless approved by a vote of the non-acquiring shareholders, or otherwise exempted by the fund’s board of trustees. Approval by non-acquiring shareholders requires the affirmative vote of two-thirds of all votes entitled to be cast on the matter, excluding shares held by the acquiring~~er~~ shareholder and its associates as well as shares held by certain insiders of a Fund. Alternatively, the Board is permitted, but not obligated, to exempt acquisitions specifically, generally, or generally by type of control shares, either in advance or retroactively. ~~The Control Share Statute does not provide that the Fund can generally “opt out” of the application of the Control Share Statute.~~ As of the date hereof, the Board has not exempted any acquisition of control shares nor made any determination with respect to the provisions of the Control Share Statute.

The Control Share Statute may protect the long-term interests of fund shareholders by limiting the ability of certain investors to use their ownership to attempt to disrupt a fund’s long-term strategy such as by forcing a liquidity event. The Control Share Statute may limit the ability of certain shareholders to use their ownership to cause a change with respect to the Fund.

The foregoing is only a summary of certain aspects of the Control Share Statute. Some uncertainty around the application under the 1940 Act of state control share statutes exists as a result of recent federal and state court decisions that have found that certain control share acquisition provisions violate the 1940 Act.”

Comment 2: With respect to the section entitled “Control Share Statute,” please address whether the Fund can generally or specifically exempt acquisitions of control shares.

Response: Please see the response to Comment 1 above.

Accounting Comments

Comments Applicable to the Prospectus

Comment 3: With respect to the “Total annual expenses after fee waivers or expense reimbursement” line in the fee table, please confirm the amount or explain how the 2.64% was calculated. If there are changes to the fee table, please update the expense example accordingly.

Response: The Fund has revised the fee table as reflected in Appendix A hereto.

Comment 4: With respect to footnote 6 to the fee table, please include the missing percentage in the second line.

Response: The Fund has revised the disclosure as reflected in Appendix A hereto.

Comment Applicable to the SAI

Comment 5: With respect to the “Incorporation by Reference” section, please clarify that the financial statements in the Fund’s 2024 Semi-Annual Report are unaudited. Please include a hyperlink to the 2024 Semi-Annual Report.

Response: The Fund will revise the disclosure accordingly.

*          *           *           *          *

Please contact the undersigned at 202-261-3386 should you have any questions regarding this matter.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

Appendix A

Summary of Fund expenses

The purpose of the following table and the example below is to help you understand the fees and expenses that holders of common shares of beneficial interest with no par value (“Common Shares”) (the “Common Shareholders”) would bear directly or indirectly. The expenses shown in the table under “Other expenses” are estimated for the Fund’s current fiscal year. The expenses shown in the table under “Interest expenses on bank borrowings,” “Total annual expenses” and “Total annual expenses after expense reimbursement” are based on the Fund’s capital structure as of April 30, 2024 and have been restated to reflect the expense limitation agreement effective August 1, 2024. The table reflects Fund expenses as a percentage of net assets attributable to Common Shares.

Common Shareholder transaction expenses
Sales load (as a percentage of offering price)(1)	--
Offering expenses Borne by the Fund (as a percentage of offering price)(2)	--
Dividend reinvestment and optional cash purchase plan fees: (per share for open-market purchases of Common Shares)(3)
Fee for Open Market Purchases of Common Shares	$0.02 (per share	)
Fee for Optional Shares Purchases	$5.00 (max	)
Sales of Shares Held in a Dividend Reinvestment Account	$0.12 (per share and $25.00 (max	) )

Annual expenses (as a percentage of net assets attributable to
Common Shares)
Advisory fee(4)	1.22%
Interest expenses on bank borrowings(5)	1.45%
Other expenses	0.29%
Total annual expenses	2.96%
Less: fee waivers or expense reimbursement(6)	0.11%
Total annual expenses after fee waivers or expense reimbursement	2.85%

(1)  If Common Shares are sold to or through underwriters, a prospectus supplement will set forth any applicable sales load and the estimated offering expenses borne by the Fund.

(2)  Offering expenses payable by the Fund will be deducted from the proceeds, before expenses, to the Fund.

(3)  Shareholders who participate in the Fund’s Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) may be subject to fees on certain transactions. The Plan Agent's (as defined under “Dividend Reinvestment and Optional Cash Purchase Plan” in this Prospectus) fees for the handling of the reinvestment of dividends will be paid by the Fund; however, participating shareholders will pay a $0.02 per share fee incurred in connection with open-market purchases in connection with the reinvestment of dividends, capital gains distributions and voluntary cash payments made by the participant, which will be deducted from the value of the dividend. For optional share purchases, shareholders will also be charged a $2.50 fee for automatic debits from a checking/savings account, a $5.00 one-time fee for online bank debit and/or $5.00 for check. Shareholders will be subject to $0.12 per share fee and either a $10.00 fee (for batch orders) or $25.00 fee (for market orders) for sales of shares held in a dividend reinvestment account. Per share fees include any applicable brokerage commissions the Plan agent is required to pay. For more details about the Plan, see “Dividend Reinvestment and Optional Cash Purchase Plan” in this Prospectus.

(4)  The Adviser receives a monthly fee at an annual rate of 1.00% of the Fund’s average daily Managed Assets. The advisory fee percentage calculation assumes the use of leverage by the Fund as discussed in note (5). To derive the annual advisory fee as a percentage of the Fund’s net assets (which are the Fund’s total assets less all of the Fund’s liabilities), the Fund’s average Managed Assets for the period ended April 30, 2024, were multiplied by the annual advisory fee rate and then divided by the Fund’s average net assets for the same period.

(5)  The percentage in the table is based on average total borrowings of $77,181,417 (the balance outstanding under the Fund’s secured, uncommitted line of credit with BNP Paribas (the “Credit Facility”) as of April 30, 2024, representing approximately 18.83% of the Fund’s Managed Assets) and an average interest rate during the six-month period ended April 30, 2024, of 6.37%. There can be no assurances that the Fund will be able to obtain such level of borrowing (or to maintain its current level of borrowing), that the terms under which the Fund borrows will not change, or that the Fund’s use of leverage will be profitable. The Fund currently intends during the next twelve months to maintain a similar proportionate amount of borrowings but may increase such amount to 33 1/3% of the average daily value of the Fund’s total assets.

(6)  Fee waivers and/or expense reimbursements have been restated to reflect current contractual rates. Effective August 1, 2024, the Adviser has contractually agreed to waive fees and/or reimburse expenses in order to limit total operating expenses of the Fund (excluding any leverage costs, taxes, interest, brokerage commissions and any non-routine expenses) as a percentage of net assets to 1.40% per annum of the Fund’s average daily net assets on an annualized basis until June 30, 2026. The Fund may repay any such waiver or reimbursement from the Adviser, within three years of the waiver or reimbursement, provided that such repayments do not cause the Fund to exceed (i) the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or (ii) the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser. Because interest is not subject to the reimbursement agreement, interest expenses are included in the “Total annual expenses after expense reimbursement” line item.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in Common Shares, assuming a 5% annual portfolio total return.*

1 Year	3 Years	5 Years	10 Years
$29	$89	$154	$326

* The example does not include sales load or estimated offering costs. The example should not be considered a representation of future expenses or rate of return and actual Fund expenses may be greater or less than those shown. The example assumes that (i) all dividends and other distributions are reinvested at NAV, and (ii) the percentage amounts listed under “Total annual expenses” above remain the same in the years shown. The expense reimbursement agreement for the Fund, described in footnote 6 to the fee table above, is reflected in the figures listed in the above expense example for the current duration of the agreement only. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund — Advisory Agreements.”